1301 Avenue of the Americas, 40th Floor New York, NY 10019-6022 PHONE 212.999.5800 FAX 212.999.5899 www.wsgr.com

September 21, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Ameen Hamady

Kevin Kuhar

Deanna Virginio

Dorrie Yale

Re:	PMV Pharmaceuticals, Inc.

Registration Statement on Form S-1

Filed September 4, 2020

File No. 333-248627

Ladies and Gentlemen:

On behalf of our client, PMV Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 16, 2020 (the “Comment Letter”), relating to the above referenced Registration Statement on Form S-1 (“Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement (the “Submission No. 4”). For the Staff’s reference, we have included both a clean copy of Submission No. 4 and a copy marked to show all changes from the version filed on September 4, 2020.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comments with the Company’s response. Except for page references contained in the comments of the Staff, or as otherwise specifically indicated, page references herein correspond to the page of Submission No. 4.

Registration on Form S-1

Prospectus Summary, page 1

1.

We note your response to prior comment 2 that you have revised your disclosure on page 2 to disclose that the FDA will require post-approval trials to confirm clinical benefit. However, we note that you also refer to a pivotal Phase 1/2 trial on page 1, stating that the FDA “could” ask for additional trials. Please delete the last two sentences on page 1, as you already have a discussion about your belief of a potential pivotal trial on page 2. In addition, to the extent true, please also add on page 2 that you have not had any discussions with the FDA regarding the trial being a pivotal trial.

AUSTIN      BEIJING      BOSTON       BRUSSELS      HONG KONG      LONDON      LOS ANGELES      NEW YORK      PALO ALTO

SAN DIEGO      SAN FRANCISCO      SEATTLE      SHANGHAI      WASHINGTON, DC      WILMINGTON, DE

Securities and Exchange Commission

September 21, 2020

The Company respectfully advises the Staff that in response to the Staff’s comments, the Company has revised the disclosure on page 1 to delete the last two sentences identified by the Staff and revised the disclosure on page 2 to indicate that the Company has not had any discussions with the FDA regarding the Company’s Phase 1/2 clinical trial having the potential to serve as a pivotal study.

*  *  *  *

Securities and Exchange Commission

September 21, 2020

Please direct any questions with respect to this confidential submission to me at (212) 497-7736 or mbaier@wsgr.com.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Megan J. Baier
Megan J. Baier

cc:	David Mack, Ph.D., PMV Pharmaceuticals, Inc.

Winston Kung, PMV Pharmaceuticals, Inc.

Tony Jeffries, Wilson Sonsini Goodrich & Rosati, P.C.

Catherine Riley Tzipori, Wilson Sonsini Goodrich & Rosati, P.C.

Brian J. Cuneo, Latham & Watkins LLP

Richard Kim, Latham & Watkins LLP